Exhibit 99.1

HYDRO ONE INC.

2019 STATEMENT OF EXECUTIVE COMPENSATION

March 26, 2020

I.	BACKGROUND

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

This Statement of Executive Compensation is the stand-alone document contemplated by the Executive Compensation Exemptive Relief in respect of the 2019 financial year. This Statement of Executive Compensation, upon filing with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of the annual information form of Hydro One Inc. (the “AIF”) dated February 12, 2020 for the fiscal year ended December 31, 2019. Capitalized terms used herein and not defined have the meaning given to such terms in the AIF.

Hydro One Inc. is a wholly owned subsidiary of Hydro One Limited. The board of directors of Hydro One Inc., and the human resources committee of the board of directors of Hydro One Inc., are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References herein to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The former Acting President and Chief Executive Officer/Chief Financial Officer (“Former President and CEO”), President and Chief Executive Officer (“President and CEO”), the Acting Chief Financial Officer (“Acting CFO”), Chief Financial Officer (“CFO”) of Hydro One Inc. have the same titles and roles in Hydro One Limited. The Chief Information Officer position is held only in Hydro One Inc. The Chief Human Resources Officer and the Chief Corporate Affairs and Customer Care Officer are positions held only in Hydro One Networks Inc., a wholly owned subsidiary of Hydro One Inc. Although decisions may be made jointly, they do not result in duplicative compensation. References to “executive(s)” refer to employees who hold a vice president role and above, which includes the NEOs. The Executive Leadership Team (“ELT”) includes the direct reports to the President and CEO holding an Executive Vice President (“EVP”) or Senior Vice President (“SVP”) title. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Information in this Statement of Executive Compensation is provided as of March 25, 2020 and dollar amounts are in Canadian dollars, unless indicated otherwise.

II.	COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding Hydro One’s 2019 compensation philosophy as well as its practices, policies and plans during that year. In particular, it includes disclosure about the President and CEO, the CFO, the three other most highly compensated executive officers who provided services to the Company during 2019 and the Former President and CEO. The Former President and CEO would have been a named executive officer of Hydro One but for the fact that he was not an executive officer of the Company at the end of the financial year (collectively, the “NEOs”):

Name	Title	Summary of Information (where applicable)

Mark Poweska(1)	President and CEO	See Pages S-25 to S-46

Chris Lopez(2)	CFO	See Pages S-25 to S-46

Saylor Millitz-Lee(3)	Chief Human Resources Officer	See Pages S-25 to S-46

Jason Fitzsimmons	Chief Corporate Affairs and Customer Care Officer	See Pages S-25 to S-46

Brad Bowness(4)	Chief Information Officer	See Pages S-25 to S-46

Paul Dobson(5)	Former President and CEO	See Pages S-25 to S-46

Notes:

(1)	Mr. Poweska was appointed as President and CEO effective May 10, 2019.
(2)	Mr. Lopez was appointed as CFO effective May 9, 2019. Mr. Lopez had previously acted in the capacity of Acting CFO effective September 6, 2018.
(3)

Ms. Millitz-Lee was appointed as Chief Human Resources Officer effective July 10, 2019. Ms. Millitz-Lee had previously acted in the capacity of Acting Chief Human Resources Officer effective April 1, 2019.

(4)	Mr. Bowness was appointed as Chief Information Officer effective January 1, 2019.
(5)	Mr. Dobson resigned effective May 31, 2019.

Hydro One is committed to attracting, retaining and motivating the talent necessary to achieve its strategy within the new executive compensation framework, through reasonable compensation programs which include a base salary, short and long-term incentives and pension and benefits.

The following summary details the events leading up to the new executive compensation framework and its key features.

On August 15, 2018, the Province passed the Hydro One Accountability Act. The Hydro One Accountability Act required the Board to establish a new executive compensation framework for the directors, the CEO, and other executives in consultation with the Province and the other five largest shareholders of Hydro One Limited by no later than February 15, 2019. Hydro One Limited’s proposed compensation framework was not approved, and on February 21, 2019, pursuant to the authority granted by the Hydro One Accountability Act, the Province issued a directive to Hydro One Limited regarding executive compensation. The directive set out certain compensation-related requirements for the CEO, other executives (defined in the directive as anyone holding a Vice President or above title) and directors of Hydro One Limited which Hydro One Limited and Hydro One Inc. follow when developing its board and executive compensation framework. The directive required Hydro One Limited to submit a new executive compensation framework to the Province for consideration and final approval. On February 28, 2019, Hydro One Limited submitted a new executive compensation framework which included the elements outlined in the directive to the Province for approval, and the Province approved it on March 7, 2019.

Key elements of the new executive compensation framework include, among other things:

●	maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1,500,000 for the President and CEO;

●	maximum total direct compensation for other executives no greater than 75% of the President and CEO’s total maximum direct compensation;

●

the maximum total direct compensation may be adjusted annually by the lesser of the rate of the Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees;

●	pension and benefits entitlements shall not be in excess of those provided to non-executive managers; and

●	other bonuses (including signing bonuses), perquisites or share options are not permitted.

To align with the new executive compensation framework, on March 25, 2019, the HRC recommended and the Board approved the following additional changes to the compensation program:

1.

Adjusted the payout range for both the Short-Term Inventive Plan (“STIP”) and Long-Term Incentive Plan (“LTIP”) to 0 to 150% (reduced the maximum from 200%) and capped the President and CEO and EVP incentive payouts at 100%;

2.	Introduced a new performance-based cash-settled LTIP (“cash-settled LTIP”) to align with the maximum compensation opportunities outlined in the directive and new executive compensation framework;
3.	Modified the executive share ownership requirements based on the new executive compensation framework;
4.	Executives hired or promoted under the new executive compensation framework do not have pension or benefit entitlements in excess of those provided to non-executive managers.

Employment contracts for NEOs and other executives hired before the new executive compensation framework was approved remain in place, in accordance with employment law.

(a)	Compensation Philosophy and Practices

This Statement of Executive Compensation is primarily focused on the compensation summary for the NEOs for the year ending December 31, 2019 and the executive compensation philosophy, practices and policies that were in place during the year.

2019 Executive Compensation Philosophy

The executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the caliber of talent and skills necessary to deliver on Hydro One’s corporate strategy, grow the business and increase Hydro One Limited’s shareholder value. In 2019, in light of the adoption of its new executive compensation framework, the Board reviewed the executive compensation philosophy to ensure alignment with this new executive compensation framework. The following table outlines the principles confirmed by the Board and used to inform our compensation decisions:

Principle	Objective
Performance-oriented

To provide pay-for-performance and align performance objectives to strategy and core values over both the short-term and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture.

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers.
Market competitive	To attract and retain high performing employees with market aligned compensation.
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging team work.
Balanced approach to risk	To support an appropriate level of risk-taking that balances short-term and long-term company objectives.
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs.
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards.

(b)	Compensation Governance

Risk Management Process

Hydro One’s compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC to ensure they align with the Company’s strategic plans, risk profile and risk management principles.

Compensation Practices

Share Ownership Requirements(1)

To better align the interests of the Company’s executives with the interests of Hydro One Limited’s shareholders, Hydro One Limited has share ownership requirements based on the level of the position. Under these requirements, the Company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of Hydro One Limited’s common shares, management deferred share units (“management DSUs”), 25% of performance cash-settled LTIP grant(2), and/or time vested restricted share units (“RSUs”) granted under the former LTIP. Individuals have until the later of seven years(3) from: (a) the closing date of the initial public offering of Hydro One Limited’s shares in November 2015; and (b) the date they first became subject to the share ownership requirements. Executives who are promoted to a level with higher share ownership requirements have until the 7th anniversary of the date of their promotion to meet their new share ownership requirements. The executives must maintain the ownership level as following the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

The share ownership requirements as a multiple of annual base salary(4) are set forth below:

	President and CEO	3x
	Direct Reports to the President and CEO – EVP or equivalent	2x
	All Other Executives – SVP or equivalent, and Vice President or equivalent	1x

Anti-Hedging

Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.

Trading Restrictions	Executives are prohibited from trading Hydro One Limited and Hydro One Inc. securities during the trading blackout period, and at any other time when they possess undisclosed material information.

Incentive Compensation Adjustments – Principles and Practices

Hydro One is committed to meeting all targets established at the outset of the incentive compensation performance periods. However, exceptional circumstances outside of management’s control may occur.

In 2019, the HRC established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.

Clawbacks

Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One Inc.’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, options, performance share units (“PSUs”), RSUs, other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Notes:

(1)	Changes in 2019 to various aspects of the share ownership requirements were implemented to enable executives to meet the requirements based on the new executive compensation framework.
(2)

Cash-settled LTIP grants with an emphasis on performance-based payouts were created to continue the alignment of company performance with shareholder interests. For purposes of assessing the requirement, 25% of the target value of annual cash-settled LTIP is counted during the vesting period. Upon vesting and settlement in cash, the awards no longer count toward the requirement.

(3)	Timeframe to acquire shares for compliance with the executive share ownership requirement was increased from five to seven years on March 25, 2019.
(4)	The multiple of base salary for the President and CEO was reduced from 5x to 3x; and for EVPs it was reduced from 3x to 2x; all other executives remained at 1x.

Governance Framework

The management team, the HRC and our compensation advisors all play a key role in determining compensation for the directors and executives, and in managing compensation risk on behalf of the Board.

Human Resources Committee

The HRC is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management. Details concerning the HRC, its mandate and its members, are as follows:

Members:
Ms. Melissa Sonberg (Chair)
Mr. Blair Cowper-Smith
Mr. Timothy E. Hodgson*
Ms. Jessica McDonald
Mr. Russel Robertson

* Timothy Hodgson was a member of this committee until he was appointed Board chair on August 1, 2019.

The HRC must consist of at least three directors, all of whom are independent within the meaning of applicable Canadian securities laws.

Duties and Responsibilities:

●   reviewing the compensation, attraction and retention of key senior management;

●   reviewing and recommending to the Board compensation payable, including appropriate performance incentives, to the President and CEO;

●   reviewing and approving compensation payable, including appropriate performance incentives, to the direct reports to the President and CEO who are members of the ELT;

●   reviewing the administration of employee compensation and incentive plans and programs and the Company’s pension plans;

●   implementing executive share ownership guidelines, the hedging prohibitions and the compensation recoupment policy;

●   annually reviewing and recommending succession plans for the President and CEO and the direct reports to the President and CEO who are members of the ELT, and contingency preparedness plans;

●   monitoring, reviewing and recommending labour relations strategy and collective bargaining mandates and agreements;

●   ensuring that compensation programs are aligned with the strategic plans and risk profile;

●   retaining appropriate compensation consultants and reviewing succession planning and talent management processes for all non-union employees;

●   assessing the integrity of the President and CEO and designated employees; and

●   reviewing workplace diversity and inclusion plans and the results of employees’ engagement evaluations.

All of the HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise, and through on-going Board and committee education sessions:

●	human resources experience (experience with benefit, pension and compensation programs; particularly executive compensation);
●	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and
●	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the AIF for biographical information concerning each member of the HRC.

(c)	Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive and director compensation matters.

In October 2018, Mercer (Canada) Limited (“Mercer”) was contracted by the HRC to be its independent consultant to assist in developing the new executive compensation framework and to provide data and advice to assist the HRC in carrying out its mandate. Prior to the appointment of the current Board, Hugessen Consulting Inc. and Hexarem Inc. served as the compensation consultants, providing independent advice on Hydro One Limited’s and Hydro One Inc.’s executive compensation practices, including change in control and severance provisions.

All decisions and actions taken by the HRC and the Board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer and other compensation advisors for executive compensation or related services provided to the HRC during 2019 and 2018 are as follows:

		Professional Service Fees
Compensation Advisor	Year	Executive Compensation Related Fees(3) ($)	Other Fees(3) ($)
	2019	240,931	29,110
Mercer (Canada) Limited(1)	2018	376,050	133,078
	2019	0	0
Hugessen Consulting Inc.(2)(4)	2018	122,842	0
	2019	0	0
Hexarem Inc.(4)	2018	95,617	0
	2019	240,931	29,110
Aggregate Fees(4)	2018	594,509	133,078

Notes:

(1)

In 2018, Mercer was also retained by the chair of the Governance Committee to conduct a compensation benchmarking review for non-executive directors of Hydro One Limited and Hydro One Inc. and serves as the independent compensation advisor.

(2)

In 2018, Hugessen Consulting Inc. was also retained by the chair of the former Board whose members were elected at Hydro One Limited’s May 15, 2018 annual meeting to conduct a compensation benchmarking review for non-executive directors of Hydro One Limited and Hydro One Inc.

(3)

In 2018 and 2019 and consistent with prior years, Mercer provided specific market compensation benchmarking analysis in the form of a custom survey directed by the OEB for purposes of our distribution and transmission rate filing before the OEB. This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the Mercer consultant providing guidance to the HRC. The total fees for this work were $29,110 in 2019 and $133,078 in 2018. No fees other than for executive compensation related matters were charged by the various advisors in either 2018 or 2019 for work requested by the HRC or Board.

(4)	Hugessen Consulting Inc. and Hexarem Inc. were not retained by the current Board. Therefore, neither Hugessen Consulting Inc. nor Hexarem Inc. were paid any fees in 2019.

(d)	Decision-Making Process to Determine Compensation

Hydro One’s compensation decision-making process involves management, the HRC, third party compensation advisors, and the Board for final approval. Joint meetings of the HRC and the Board are held with the board of directors of Hydro One Limited, as applicable, to ensure that compensation is arrived at on a corporate wide basis. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) has historically followed in determining compensation.

To promote robust decisions and analysis of recommendations and to ensure the implications on diverse stakeholders are considered, management recommendations are initially brought forward at an HRC meeting and then reviewed and recommended to the Board for approval at a subsequent meeting. By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the Board.

Notwithstanding the foregoing, after the enactment of the Hydro One Accountability Act in August 2018, the HRC on behalf of the new Board, worked directly with its independent compensation advisor, Mercer, to develop a new executive compensation framework. Management supported the HRC and Board with respect to this work. In addition, the Board has proactively engaged with the Province and other stakeholders in order to ensure our compensation programs and processes are aligned with all stakeholder priorities. The Board developed the new executive compensation framework in compliance with the requirements as outlined in the February 21, 2019 directive issued by the Province and it was approved by the Province on March 7, 2019.

In 2019, the HRC oversaw the implementation of the new executive compensation framework and continued to monitor the compensation program to ensure it is achieving its intended results. The HRC may refine the program over time to ensure that it continues to be aligned with the Company’s strategy and long-term objectives, subject to the requirements of the Hydro One Accountability Act and the directive issued thereunder.

Design of the Compensation Program

The table below summarizes the Company’s compensation decision-making process.

	Management	HRC	Compensation Advisors	Board

Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the Board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes

Choice of Performance Measures and Annual Targets	Develops annual Company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the Board for approval	Provides input to the HRC on market practice	Approves performance measures and targets

Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends President and CEO’s target compensation to Board for approval Reviews and approves target compensation for the President and CEO’s direct reports	Assists the HRC in developing target compensation	Approves the President and CEO target compensation

Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the Board for approval	Supports the HRC in reviewing performance results, determines if adjustments are necessary	Approves the performance results

Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the Board Reviews performance of the President and CEO’s direct reports		Approves the President and CEO’s performance results

Award Compensation	President and CEO recommends compensation for his direct reports	Reviews, finalizes, and approves compensation for the President and CEO’s direct reports Recommends the President and CEO’s compensation to Board for approval	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

Hydro One’s management team, the HRC and the Company’s compensation advisors all play a key role in determining compensation for the directors and executives and in managing compensation risk.

(e)	Approach to Compensation for 2019

The following section discusses the compensation structure, programs and significant elements of compensation for the NEOs during 2019.

Benchmarking and Pay Positioning for the NEOs

In 2019, the Board engaged Mercer to perform a comprehensive review of Hydro One’s executive compensation program. As part of this review, Mercer developed an updated 2019 compensation peer group that consists of 13 Canadian organizations, including publicly-traded organizations in the energy and utilities industries and large government-owned utilities.

This peer group reflects:

●	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;

●	the unique dynamic of Hydro One Limited’s ownership structure, recognizing the complexity of a publicly-traded company with significant investment by the Province; and

●	the particular considerations inherent with heavily regulated organizations having large societal impact.

This peer group was used to inform total direct compensation design for the NEOs, each of whom is required to possess a high level of skill and proven experience leading large and complex organizations. The compensation for the NEOs has been structured to comply with the requirements of the Hydro One Accountability Act, and therefore has not been targeted to a specific percentile (such as the median) of this peer group. That said, considering peer practices and Hydro One’s compensation philosophy, NEO total direct compensation includes compensation that is delivered through both base salary and a significant proportion of at-risk performance-based pay, which is aligned with clear performance measures and Hydro One Limited shareholder expectations over the short-term and long-term.

For details on the NEOs’ 2019 target total direct compensation, see “Target Compensation Mix”.

Primary Compensation Reference Peer Group

Reference peers were selected based on a number of considerations including industry, size and ownership structure (i.e. private and public sector organizations). The organizations selected were similar in size to Hydro One Limited and Hydro One Limited is currently positioned between the 50th and 75th percentiles of the peer group for each scoping criterion.

Compensation Peer Group

Private Sector Peers	Public Sector Peers

AltaGas Ltd.	British Columbia Hydro and Power Authority

ATCO Ltd.	ENMAX Corporation

Emera Incorporated	Hydro-Québec

Fortis Inc.	Ontario Power Generation Inc.

Inter Pipeline Ltd.	Toronto Hydro Corporation

Keyera Corp.

Pembina Pipeline Corporation

TransAlta Corporation

Notes:

(1)	The total assets and total revenues of Hydro One Limited are calculated as at and for the 12 month period ending December 31, 2019, respectively.
(2)	The market capitalization of Hydro One Limited was approximately $15 billion and its total enterprise value was approximately $28 billion as at December 31, 2019.
(3)

As at December 31, 2019. “Market Capitalization” is calculated based on the number of common shares of Hydro One Limited outstanding multiplied by the closing share price and “Total Enterprise Value” is calculated based on Hydro One Limited’s market capitalization plus net debt. Public sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

(4)	Information in this chart was prepared by Mercer using data from S&P Capital IQ.

Components of 2019 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives. • Provide a predictable and steady income.
	Pension	Defined Contribution Pension Plan (“DCPP”) or Defined Benefit Pension Plan (“DBPP”)(1)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent.
	Benefits	Group health, life and disability benefits	• Indirect compensation to assist employees in covering select life events and promoting health and wellness.

Variable	Short-Term Incentive	Cash – executives can choose to receive some or all in the form of management DSUs	• Motivate and reward achievement of annual business performance objectives. • Align individual performance and rewards with corporate objectives.

Component	Form	Objectives

Long-Term Incentive	Cash-settled performance based	• Motivate and align executives with long-term strategy and Hydro One Limited shareholders’ interests. • Encourage sustained long-term performance. • Balance short-term and long-term results focus.

Management Employee Share Ownership Plan(2)	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match	• Encourage share ownership and increase alignment with Hydro One Limited shareholders’ interests.

Notes:

(1)

The existing DBPP for management and non-union employees which was originally established on December 31, 1999 by Hydro One Inc. was closed to new non-union employees effective September 30, 2015. The NEOs (with the exception of Brad Bowness) and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the DBPP as of September 30, 2015 participate in the DCPP effective January 1, 2016. Current non-union employees (including Mr. Bowness) who were eligible members of the DBPP as of September 30, 2015 continue to participate in the existing DBPP. For further details on the existing DBPP, see “Defined Benefit Pension Plan” on page S-23.

(2)

In 2015, Hydro One Limited also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One’s executives (including the NEOs), they increase the alignment of eligible unionized employees in the success of Hydro One. In addition, Hydro One Limited also introduced a Society Represented Employee Share Ownership Plan to enable certain eligible employees that are represented by the Society of United Professionals to acquire common shares of Hydro One Limited in a convenient and regular method through payroll deduction.

(i)	Base Salary

Base salary is the guaranteed component of compensation which is based on job function, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives. Base salaries are aligned with the new executive compensation framework.

(ii)	2019 Short-Term Incentive Plan

Hydro One Limited’s STIP (in which employees of Hydro One are allowed to participate) was designed to:

●	provide market competitive “pay at risk” necessary to attract, motivate and retain employees;
●	focus participants on the drivers of value creation;
●	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation at risk; and
●	reward participants for achievement of annual corporate and individual performance goals.

All full time non-union employees, including executives, are eligible to participate in the STIP.

A summary of the components of the STIP is provided below.

Elements of the Short-Term Incentive Plan	Impact on Award

How the award is determined

The amount of the award is a function of the executive’s incentive target, corporate performance and his or her individual performance.

For NEOs, awards are weighted 80% on the achievement of corporate goals and 20% on the achievement of individual goals.

Corporate performance

Corporate performance is based on financial and non-financial measures that seek to align corporate performance with the corporate strategy as detailed in the corporate scorecard.

Financial Measures

•  Net Income of Hydro One Limited – to increase Hydro One Limited shareholder value by increasing earnings

•  Productivity Savings – to increase Hydro One Limited shareholder value by decreasing operating, maintenance and administration and capital related costs

Non-Financial Measures

•  Health and Safety – to reinforce the importance of keeping our employees safe

•  Customer Satisfaction – to align employees with customer interests

•  Work Program – to align employees with regulatory and customer goals

See pages S-29 to S-33 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual performance	Individual performance is assessed based on the achievement of corporate aligned performance objectives with a focus on delivering differentiated rewards to top performers.
Range of awards

Awards may range from 0 to 100% for the President and CEO and EVPs and for employees who hold an SVP role and below, from 0 to 150% of target short-term incentive, and based on the corporate and individual performance.

HRC/board judgment

The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period and recommends the performance multiplier to the Board for approval using incentive compensation adjustment principles and practices.

Payout

Cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

The STIP payout is calculated based on the following formula.

Note:

Consistent with the requirements of the new executive compensation framework, STIP payouts for EVPs are capped at 100% of the target award.

(iii)     Former Equity-Settled Long-Term Incentive Plan

This plan is applicable for to the 2016, 2017 and 2018 LTIP grants. A summary of the key terms of the former Hydro One Limited LTIP (in which employees of Hydro One were allowed to participate) are presented below:

Types of Awards

•  PSUs and RSUs. A PSU is an award that entitles the participant to receive common share(s) of Hydro One Limited in the future subject to the achievement of specified performance criteria. An RSU is an award that entitles the participant to receive one common share of Hydro One Limited in the future, subject to continued employment during the vesting period.

•  Options. An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share of Hydro One Limited on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of:

•  Restricted shares. A restricted share award is an award of common shares of Hydro One Limited subject to forfeiture restrictions.

•  DSUs. A DSU is an award that entitles the participant to receive common shares of Hydro One Limited following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions.

•  SARs. A share appreciation right (“SAR”) is the right to receive common shares of Hydro One Limited equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

•  Other awards. Other awards are awards that are convertible into or otherwise based on the common shares of Hydro One Limited.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the Board are not eligible.
Maximum No. of Shares Authorized

11,900,000 common shares of Hydro One Limited or approximately 2% of the issued and outstanding shares of Hydro One Limited. Within that limit, the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding shares of Hydro One Limited as of December 31, 2019). As of December 31, 2019, there were 403,550 common shares of Hydro One Limited subject to outstanding options (approximately 0.07% of the issued and outstanding common shares of Hydro One Limited), 330,387 common shares of Hydro One Limited subject to outstanding RSUs and PSUs (approximately 0.06% of the issued and outstanding common shares of Hydro One Limited), and 8,617,720 common shares of Hydro One Limited available for future awards (approximately 1.44% of the issued and outstanding common shares of Hydro One Limited).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares of Hydro One Limited, the common shares of Hydro One Limited which were issuable under the award will be available for future grants. Common shares of Hydro One Limited issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One Limited security based compensation arrangements:

•  maximum number of common shares of Hydro One Limited issuable to insiders at any time is 10% of the outstanding common shares of Hydro One Limited.

•  maximum number of common shares of Hydro One Limited issuable to insiders within any one year period is 10% of the outstanding common shares of Hydro One Limited.

Fair Market Value	Under the LTIP, the fair market value is based on the common share price of Hydro One Limited on the TSX on the applicable date.
Company trading blackout periods

If an award is scheduled to expire during, or within five business days after, a company trading blackout period restricting employees from trading in common shares of Hydro One Limited, then the award shall expire ten business days after such restricted trading period expires.

Death & Disability	Unless otherwise determined by the HRC, a pro rata portion of the next installment of the award due to vest shall immediately vest, based on the number of days elapsed since the last installment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100%
of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards continue to vest and are settled and exercised in accordance with their terms.

“Retirement” means:

(a)   If the employee:

i.   is the President and CEO (or reports directly to the President and CEO), the retirement has been approved by the Board and the employee complies with such conditions as the Board may require,

ii.  is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii.   achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the participant;

iv.   has achieved such lesser age and/or service thresholds as the plan administrator may determine.

(b)   the employee has given formal notice of their intention to retire six months in advance or such lesser period as the HRC may approve;

(c)   no cash severance payment or retirement allowance or equivalent is paid; and

(d)   the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause(2)

If the employee has 5 years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the plan administrator has resulted or could damage the Company or its reputation, then, a pro-rated portion of the next installment of any awards due to vest shall immediately vest with PSUs at deemed to have met 100% of the specified performance targets. Options share remain exercisable for 90 days from the termination date.

Otherwise, unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the Company without cause then, without any action by the plan administrator:

(i) if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control(as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii)  if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control

The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a)   more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)   all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred, other than to a wholly owned subsidiary;

(c)   an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited;

(d)   individuals who, at the beginning of any two-year period constitute the Board cease to constitute a majority of the Board, excluding any individuals whose service ceased due to death during such two-year period(2);

(e)   pursuant to its rights in the Governance Agreement, the Province replaces the entire Board (other than the President and CEO) and, in its discretion, the Chair(2);

(f)   a change is made to an Ontario law or regulation that:

(i) both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii)  imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(1) or

(g)   the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of Hydro One Limited’s shares under the Electricity Act, there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability

Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion

The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Clawback

The HRC may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company or as otherwise required by law or applicable stock exchange listing standards.

Adjustments

The HRC may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares of Hydro One Limited issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the Hydro One Limited that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Approval of the shareholders of Hydro One Limited is required for any amendment that:

(a)   increases the number of common shares of Hydro One Limited available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above),

(b) permits non-employee directors to receive awards,

(c)   reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital,

(d) extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within 5 business days thereof),

(e) permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period),

(f) permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes, or

(g) deletes or reduces the range of amendments which require Hydro One Limited shareholder approval.

Notes:

(1)	Represents a change to the LTIP which was approved by the board of directors of Hydro One Limited on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.
(2)	Represents a change to the LTIP which was approved by the board of directors of Hydro One Limited on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
(3)

As noted above in the “Termination and Change in Control Provisions” table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

The above description of the former Hydro One Limited equity-settled LTIP is summary in nature and is qualified in its entirety by the text of the Hydro One Limited equity-settled LTIP.

(iv)	Cash-Settled Long-Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are allowed to participate) is designed to:

•	provide market competitive compensation;

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests; and

•	reward executives for longer term value creation.

To align with the new executive compensation framework, and ensure that executives do not exceed the maximum compensation levels, a cash-settled LTIP was introduced in 2019. The grants under this plan are not tied to Hydro One Limited’s share price nor eligible for dividend equivalents. Therefore, no share based awards or options were issued in 2019. It is important to note that the LTIP grants continue to provide strong shareholder alignment as they are 100% performance based with performance measures based on earnings per share (“EPS”), including the requirement that the dividend does not decrease in any rolling 12 months during the performance period and productivity savings. Hydro One Limited’s former equity-settled LTIP plan (in which employees of Hydro One were allowed to participate) was introduced in 2015 with the first grants made in 2016 and the last grant in 2018; the performance measures under the former plan was based on earnings per share and the dividend rate as described below.

LTIP is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the HRC. Non-employee directors are not eligible to participate.

A summary of the components of the LTIP introduced in 2019 follows:

Elements of the Long-Term Incentive Program	Impact on Award

Types of Awards

Cash-Settled Performance Grants: An award that will be settled in cash in the future, subject to the achievement of specified performance criteria. The awards are not tied to share price nor do they accumulate dividend equivalents.

Vesting

Awards granted in 2019 vest after the three-year performance period (February 28, 2022), subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each cash-settled LTIP award granted in 2019 is 100% performance based, subject to achieving certain performance levels for both the three-year average EPS (subject to a dividend rate modifier), and the three-year productivity measure, for the period from January 1, 2019 to December 31, 2021 (the “Performance Period”).

The EPS performance measure demonstrates a commitment to achieving long-term growth for Hydro One Limited’s shareholders, while the productivity measure is aligned with the Company’s strategic focus on operating efficiencies.

The overall performance multiplier is based on the three-year average EPS performance at a 67% weighting with a dividend rate modifier, and the three-year productivity at a 33% weighting.

Three-year average EPS: The adjusted net income attributable to Hydro One Limited’s shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate: If the 12 month rolling average dividend rate during the Performance Period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12 month rolling average dividend rate during the Performance Period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Three-year productivity measure: Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the Company. Identified savings were quantified and embedded in the business plan having regard for the mutual benefit to customers and Hydro One Limited shareholders.

Range of Awards

The LTIP payout is a function of the overall performance multiplier which is based on the three-year average EPS performance (67% weighting) with a dividend rate modifier, and the productivity performance (33% weighting), but subject to an overall maximum payout of 100% for the President and CEO and EVPs and 150% for all other employees.

HRC/Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the Performance Period and recommends the performance multiplier to the Board for approval using incentive compensation adjustment principles and practices.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

Notes:

Consistent with the requirements of the new executive compensation framework, cash LTIP payouts for the CEO and EVPs and above are capped at 100% of target.

(v)	Pension and Benefits

1.	Defined Contribution Pension Plan

A registered DCPP was established on January 1, 2016. The DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the DCPP is presented below:

Eligibility: New non-union employees hired on or after September 30, 2015 are eligible to participate in the DCPP. All but one of the NEOs participate in the DCPP.

Employee Contribution: Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6%

of pensionable earnings, subject to the limit described below.

Employer Match: Employee contributions are matched by Hydro One.

Pensionable Earnings: Base salary plus actual short-term incentive (but not exceeding 50% of base salary).

Supplemental Plan: Once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act, employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaced a non-registered saving plan in which employer contributions were made on an after-tax basis.

2.	Defined Benefit Pension Plan

Hydro One Inc. established a registered contributory defined benefit pension plan (“DBPP”) on December 31, 1999. Hydro One Inc. manages and invests the assets and liabilities of the pension fund as administrator of the DBPP. The DBPP provides a benefit which is based on each plan member’s highest average earnings at the time of termination or retirement.

A summary of the key terms of the DBPP for those hired on or after January 1, 2004 is presented below:

Eligibility: Non-union employees who were eligible members of the DBPP hired between January 1, 2004 and September 30, 2015 continue to participate in the DBPP. Newly hired non-union employees do not accrue credited service under the DBPP for service after September 30, 2015.

Employee Contribution: Eligible employees contribute 8.25% of their base annual earnings up to the Years Maximum Pensionable Earnings (“YMPE”) and 10.75% above the YMPE.

Pensionable Earnings: Base salary plus actual short-term incentive (but not exceeding 50% of base salary).

Formula: For each year of credited service under the DBPP, to a maximum of 35 years, the benefit provided for each of the employees who participates in the DBPP is equal to 2% of the member’s average base annual earnings during the 60 consecutive months (for non-union employees hired on or after January 1, 2004) when their base annual earnings were highest. Base annual earnings consist of the member’s salary and 50% of their short-term incentive.

This pension is reduced by 0.625% of the member’s average base annual earnings up to the average year’s maximum pensionable earnings during the 60 consecutive months (for non-union employees hired on or after January 1, 2004) when their base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits.

The DBPP provides for early retirement with an unreduced pension at the earlier of age 65 or the attainment of age plus credited service totalling 85 or more. A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55. Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 75% of the increase in the Ontario Consumer Price Index for the 12 month period ending in June of the previous year. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member’s death to their spouse at the rate of 66 2/3% of the amount the member was receiving.

Supplemental Plan: Hydro One’s defined benefit supplementary pension plan provides benefits that are in excess of the Income Tax Act’s limits and that cannot be provided under the DBPP. This supplemental pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.’s obligations to participants under this supplementary pension plan are secured by a letter of credit.

3.	Management Employee Share Ownership Plan

Hydro One strongly supports share ownership of Hydro One Limited by its employees and, accordingly, offers an employee share ownership plan for non-union employees (“Management ESOP”). The plan provides participants with the opportunity to acquire common shares of Hydro One Limited purchased on the market through payroll deduction.

It is designed to:

•	promote ownership among non-union employees;

•	align the interests of non-union employees with Hydro One Limited shareholder interests; and

•	increase employee awareness and alignment with Hydro One performance.

All regular employees not represented by a union who have completed at least six months of continuous service with the Company prior to the date of enrollment in the plan are eligible to participate.

A summary of the components of the Management ESOP is provided below.

Element	Description
Source of shares	Shares of Hydro One Limited are purchased on the market at prevailing prices (non-dilutive).

Employee contribution	Between 1% and 6% of base salary, through payroll deduction.
Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.
Vesting	All shares purchased with employee and employer contributions vest immediately

4.	Other Benefits

NEOs (other than those with grandparented provisions) are not eligible for any other perquisites that are not offered to non-union employees, to align with the executive compensation framework and the directive.

(f)	2019 Compensation Decisions

Biographies

The biographies for our executive officers as of December 31, 2019 are as follows:

Mark Poweska, 50 President and CEO

Mark Poweska is the President and CEO of Hydro One Limited and Hydro One Inc., a role he assumed in May 2019. Mr. Poweska is a proven leader in the energy industry, with over 26 years’ experience and a reputation for prioritizing safety, exceeding customer expectations, cutting costs and improving operational performance. As CEO of Hydro One Limited and Hydro One Inc., he oversees all aspects of the business. Hydro One Limited has approximately $27 billion in assets and 2019 revenues of approximately $6.5 billion, and indirectly serves approximately 1.4 million customers across Ontario.

Prior to joining the organization, Mr. Poweska served as Executive Vice President, Operations at BC Hydro from October 2017 to May 2019, where he successfully led the merger of the former Transmission and Distribution organization with the Generation organization, to form one Operations group with revenues of approximately $5 billion.

Through his 26-year career at BC Hydro, Mr. Poweska led teams in engineering, construction and procurement while delivering strong results in technical design, delivery and implementation in engineering and construction.

Mr. Poweska sits on the Board of Directors of the Canadian Electricity Association and the Ontario Energy Association. He holds a Bachelor of Applied Science in Mechanical Engineering from the University of Saskatchewan.

Chris Lopez, 45 Chief Financial Officer

Chris Lopez is the CFO of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 20 years of progressive experience in the utilities industry in Canada and Australia. As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain. Mr. Lopez is also currently responsible for strategic growth, including Hydro One Telecom Inc. and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant with Rio Tinto in Australia.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

Saylor Millitz-Lee, 55 Chief Human Resources Officer

Saylor Millitz-Lee is the Chief Human Resources Officer (“CHRO”) of HONI, a position she assumed in early 2019 after serving as Vice President, Human Resources. As CHRO, Ms. Millitz-Lee has oversight of all human capital matters. This includes ensuring that Hydro One attracts, engages and retains a high-performing workforce to deliver the company’s business strategy safely and effectively, as well as overseeing the human resources function to deliver a wide range of services to managers and employees.

Ms. Millitz-Lee has over 30 years of human resources experience and is highly regarded as a strategic thinker with a hands-on, analytical and results-oriented approach. Ms. Millitz-Lee previously held roles as head of Human Resources for Equifax Canada, Ontario Lottery and Gaming Corporation, and Canada Pension Plan Investment Board.

She holds an honours degree in Actuarial Science from Western University, as well as an ICD.D designation from the Institute of Corporate Directors.

Jason Fitzsimmons, 49 Chief Corporate Affairs and Customer Care Officer

Jason Fitzsimmons is the Chief Corporate Affairs and Customer Care Officer of Hydro One Networks Inc. In this role, held since August 2018, Mr. Fitzsimmons has oversight of the Company’s customer service, external relations, communications and marketing, sustainability and Indigenous relations functions. Prior to his current role, he served as the Company’s Vice President of Labour Relations.

With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly regarded leader with a proven track record for executing large-scale transformations and building strong relationships with key stakeholders.

Before joining the Company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for its Nuclear division.

He is a Certified Human Resource Executive known for his broad experience in labour management, as well as his passion for health and safety in the workplace. He is a former member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board of Directors for the Electrical Power Sector Construction Association.

Brad Bowness, 44 Chief Information Officer

Brad Bowness is the Chief Information Officer of Hydro One Networks Inc., with oversight of cyber and physical security operations and all aspects of information and operating technology.

Mr. Bowness has more than 20 years of experience in the electricity sector and has served in several executive positions at Hydro One, including Vice President, Construction Services; Vice President, Transmission & Stations; and Vice President, Distribution.

Prior to joining Hydro One, Mr. Bowness spent six years in the management consulting and systems integration industry.

Mr. Bowness holds an Honors Business Administration degree from the Richard Ivey School of Business at Western University.

Target Compensation Mix

The target compensation mix aligns with the executive compensation framework and the Hydro One Accountability Act and reflects the compensation philosophy of emphasizing pay for performance and at risk compensation, ranging from 66.7% to 56.0% of NEO total compensation.

The following summarizes the target compensation mix by NEO.

NEO	Target Compensation Mix(1)(2)

Mark Poweska	33.3%	33.3%	33.3%

	$ 500,000	$ 500,000	$500,000

Chris Lopez	36%	28%	36%

	$400,000	$320,000	$400,000

Saylor Millitz-Lee(3)	42%	21%	37%

	$ 350,000	$ 175,000	$315,000

Jason Fitzsimmons	44%	18%	38%

	$370,000	$148,000	$314,500

Brad Bowness	44%	18%	38%

	$315,000	$126,000	$ 267,750

Legend
Base Salary	Short-Term Incentive	Long-Term Incentive

Notes:

(1)	The maximum payout the President and CEO or an employee who holds an EVP role can receive under the STIP and the cash-settled LTIP is 100% of target.
(2)	The long-term incentive target is based on base salary as of December 31, 2019.
(3)

On April 1, 2019, Ms. Millitz-Lee’s base salary increased from $280,000 to $350,000, her short-term incentive target increased from 40% to 50% of base salary, and her long-term incentive target increased from 45% to 90%.

Base Salary Decisions for 2019

The following table documents the base salary increases for four of the six NEOs in 2019. Base salary changes reflect the promotions of NEOs into new roles as members of the ELT in 2018 and 2019.

Named Executive Officer	2018 Base Salary(1) ($)	2019 Base Salary ($)	% Change

Mark Poweska	N/A	500,000	N/A

Chris Lopez(2)	322,905	400,000	23.88

Saylor Millitz-Lee(2)	280,000	350,000	25.00

Jason Fitzsimmons	370,000	370,000	0.00

Brad Bowness(3)	288,750	315,000	9.09

Notes:

(1)

These columns reflect the NEOs’ base salary as of December 31, and do not take into account any pro-ration for base salary changes    during fiscal years 2018 and 2019, respectively, or acting pay received.

(2)	Mr. Lopez’s and Ms. Millitz-Lee’s base salary increases reflect their appointment from Acting CFO to CFO, and Acting Chief Human Resources Officer to Chief Human Resources Officer, respectively.
(3)	Mr. Bowness’s base salary increase reflects his appointment to the position of Chief Information Officer effective January 1, 2019.

The HRC reviewed, finalized and approved the compensation, including base salary and incentive awards for the President and CEO’s executive direct reports (including the NEOs).

Short-Term Incentive Decisions for 2019

(i)	Corporate Performance Scorecard

Hydro One’s corporate scorecard was developed by management and approved by the Board, on the recommendation of the HRC at the beginning of 2019. The scorecard performance measures were based on Hydro One Limited’s (and indirectly, Hydro One’s) objectives and business plan for the year and established threshold, target and exceeds performance levels for each performance measure. The scorecard is a balanced scorecard measuring financial and non-financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with Hydro One Limited’s strategy.

To establish the performance levels for each performance measure, management models a broad range of scenarios and provides benchmarking data to demonstrate the rigor and stretch embedded in the performance levels (threshold, target and exceeds) relative to similar organizations. The HRC, with input from its independent advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the Board for approval.

Payouts under the STIP for 2019 were based on corporate performance relative to the scorecards. In determining Hydro One Limited’s performance (and indirectly, Hydro One’s performance), the HRC reviewed management’s assessment of performance against pre-established performance level for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

Hydro One is focused on corporate social responsibility and outlines its practices in Hydro One Limited’s 2018 Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders, including safety, improving reliability and customer satisfaction. Hydro One Limited was recognized for its sustainability efforts as one of the Best 50 Corporate Citizens in Canada by Corporate Knights. In addition, Hydro One Networks Inc. is designated as a Sustainable Electricity Company by the Canadian Electricity Association.

The table on the next page sets out Hydro One Limited’s (and indirectly, Hydro One’s) corporate performance measures and results for 2019. With consideration to a set of adjustment principles and practices adopted by the HRC in 2019 regarding incentive compensation, the HRC recommended, and the Board deemed it appropriate to approve, an adjustment for the break fees associated with the proposed Avista Corporation acquisition by Hydro One Limited impacting the performance measure for incentive compensation purposes and as reported in Hydro One Limited’s financial statements (which reduced net income of Hydro One Limited by approximately $140 million in 2019). This adjustment was made to ensure that employees participating in the incentive compensation programs were rewarded for performance of the business under their reasonable control. Based on Hydro One Limited’s results, the HRC recommended, and the Board approved, an overall STIP performance multiplier equal to 113.74% of the target for 2019 for the corporate component.

● Meets or Exceeds Budget ◐ Below Budget ○ Below Threshold • Actual Performance

Performance Levels and Actual Achievement (represents Hydro One 2019 Achievement)	Threshold	Target	Exceeds	Actual Performance	Status	Weighting	Percentage Achievement	Contribution to Team Scorecard
Health & Safety (10%)								
Recordable Incidents: Incidents per 200,000 hours	1.11	1.05	0.99	0.78	Below Threshold	10.00%	0.00%	0.00%
Work Program (25%)								
Transmissions (Tx) Reliability: Minutes per Delivery Point (SAIDI)	8.4	8.1	6.3	7.9	Meets or Exceeds Budget	6.25%	105.56%	6.60%
Distribution (Dx) Reliability: Hours per Customer (SAIDI)	7.00	6.30	6.00	7.00	Below Budget	6.25%	50.00%	3.13%
Tx In Service Additions Delivery Accuracy: Variance (%) to approved budget of $951.0M	+/-6.00%	+/-4.00%	+/-1.00%	959.50	Meets or Exceeds Budget	6.25%	150.00%	9.37%
Dx In Service Additions Delivery Accuracy: Variance (%) to approved budget of $556.5M	-5.00%/+4.00%	-3.00%/+2.00%	+/-1.00%	555.20	Meets or Exceeds Budget	6.25%	150.00%	9.37%
Adjusted Net Income (30%)								
Adjusted Net Income to Common Shareholders: $M	792.00	845.00	897.00	918.00	Meets or Exceeds Budget	30.00%	150.00%	45.00%
Productivity (10%)								
Productivity Savings: $M	164.10	193.00	222.00	202.30	Meets or Exceeds Budget	10.00%	116.03%	11.60%

Key accomplishments behind these results included:

•

Health and Safety: In March 2019, Hydro One Networks Inc. tragically lost one of its employees in a forestry accident. The performance level for this measure was set to zero as a result. The organization remains committed to preventing serious injuries. While the Company experienced this tragic loss, the number of incidents was 29.6% lower in 2019 with 0.78 incidents per 200,000 hours, down from 1.11 incidents per 200,000 hours in 2018;

•

Work Program: In 2019, based on a concerted effort to manage a high demand of project work and initiatives to account for lower than forecasted storms, the organization was able to achieve adjusted results within 1% of target for transmission in-service additions. In addition, throughout 2019 we continued to build on strong transmission reliability results, while making strides on the distribution portfolio in spite of challenges due to a negative regulatory ruling;

•	Adjusted Net Income: 2019 adjusted net income to Hydro One Limited’s1 shareholders was

1 Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of Hydro One Limited to assess Hydro One Limited’s performance and is considered a useful metric of evaluating Hydro One Limited’s current operating operations compared to the prior year because it excludes the impact of certain non-recurring costs. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Measures” in the Management’s Discussion and Analysis of Hydro One Limited which can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com for more information.

approximately 13% higher year-over-year, as a result of lower overall costs and higher net revenues (2019 net income of Hydro One Limited to common shareholders of $778 million was $867 million or 974.2% higher than 2018 net loss to common shareholders of $89 million);

•

Productivity Savings: Hydro One Limited achieved significant operational efficiencies and a reduction of corporate overheads including approximately $202 million of productivity savings, an increase of approximately 49% as compared to approximately $135.5 million saved in 2018. Since 2015, the organization has achieved efficiencies totaling approximately $450 million;

•

Customer Satisfaction: The Company saw continued improvement in its overall customer satisfaction results with residential and small business customer satisfaction increasing to 86%, the highest result in ten years and its commercial and industrial customer satisfaction increasing to 79% (from 77% in 2018); and

•

Distribution Reliability: The Company improved the overall distribution network System Average Interruption Duration Index reliability by approximately 56.3%. Much of this improvement was the result of the new vegetation management program, strategically applied upgrades to circuits, modernizing grid equipment and a more proactive approach to storm preparation;

In addition to results relative to the pre-established performance measures, other accomplishments include the following:

•	Capital Investments: The organization delivered approximately $1.7 billion in capital investments to expand the electricity grid and renew and modernize existing infrastructure;
•	Operating Costs: The organization achieved a $51 million or 4.7% reduction in operating costs in 2019 and 2018; and
•

Recognition: The Company received Emergency Assistance Awards from the Edison Electric Institute for responding to the deadly California wildfires in 2018 and helping Manitoba Hydro after a severe storm in October, 2019.

Individual performance was considered in determining a portion of STIP payments to each NEO as described in each of the NEO’s compensation profiles.

Individual performance considered in determining a portion of STIP payments to each NEO is described in the table below.

(ii)         Individual Performance

NEO	Key Accomplishments
Mark Poweska President and CEO	Since joining Hydro One in May 2019, Mr. Poweska has strengthened Hydro One’s safety practices, gained wide approval for the Company’s newly developed corporate strategy, achieved significant productivity savings, and built stronger relationships with key stakeholders.

Mr. Poweska introduced a number of strategic initiatives designed to achieve world class safety performance, including the creation of a new safety leadership role reporting directly to the CEO. In 2019, he appointed Hydro One’s first Chief Safety Officer and formed the Safety Improvement Team, which is tasked with recommending actions Hydro One should take to advance its safety culture and move toward its goal of zero serious injuries.

Mr. Poweska successfully led the development of Hydro One Limited’s new corporate strategy, which received Board approval and has been positively received by key stakeholders, including investors, the financial markets and industry peers. Since joining, Hydro One Limited’s share price has increased significantly, representing a gain of 15.47%. In comparison, during this same period, the S&P TSX gained 4.54%. Under his direction, Hydro One’s operating model and organizational design was updated to ensure the company had the right ELT in place to execute the new strategy. In addition to the Chief Safety Officer, the role of Chief Planning, Strategy and Growth Officer was added to drive strategy execution and to gain alignment between the core and growth areas of Hydro One’s business.

Under Mr. Poweska’s leadership, significant operational and cost efficiency initiatives were achieved in 2019, which delivered approximately $202 million in productivity savings.

Mr. Poweska has personally engaged with key Hydro One stakeholders, demonstrating a deep commitment to building and enhancing relationships with Indigenous community leaders, provincial leadership, regulatory agencies, industry peers, shareholders and the financial community. To that end, Mr. Poweska supported Hydro One in providing assistance to Manitoba Hydro to restore power to its customers following a severe snowstorm, garnering Hydro One its 10th Edison Electric Institute award.

Chris Lopez Chief Financial Officer

Under Mr. Lopez’s leadership, Hydro One Limited’s total shareholder return increased by 28.6% and overall investor perception increased by 26%, with feedback indicating the corporate strategy was clear and well received. This resulted in several upward revisions to the organization’s target prices and ratings.

In addition, Hydro One Limited’s and Hydro One’s capital structure was strengthened with S&P Global Ratings affirming the company’s rating in the A category and upgrading its outlook to stable from negative, while Moody’s upgraded Hydro One’s rating from Baa1 to A3.

Mr. Lopez oversaw the transformation of the Finance organization to better align with the new corporate strategy.

Mr. Lopez also strengthened the Company’s data governance efforts, ensuring a robust system is in place to measure and improve the quality of Hydro One’s data.

Additionally, the Finance team completed three projects that reduced the Company’s risk of a privacy breach, improved its efficiency and regulatory compliance, and reduced Hydro One’s data footprint.

Mr. Lopez also successfully led other key finance achievements during the year including strengthened regulatory support for Hydro One transmission and distribution applications (providing evidence preparation, technical testimony and interrogatory support) including the successful Niagara Reinforcement Project application, a new First Nations partnership, as well as the Bruce-to-Milton application.

Saylor Millitz-Lee Chief Human Resources Officer

In 2019, Ms. Millitz-Lee and her team successfully delivered a number of transformational human resource (“HR”) initiatives, including the successful transition and onboarding of the new ELT.

Under Ms. Millitz-Lee’s leadership, Hydro One finalized a new executive compensation framework working collaboratively with the Province on the related disclosure requirements.

Ms. Millitz-Lee’s team successfully negotiated and subsequently ratified a two-year collective agreement with the Society of United Professionals with no disruption to operations. The HR team also filled approximately 800 vacancies, many filled internally through the use of a well-structured succession planning program in support of our long-term business strategy. The team also recruited internal and external candidates for critical leadership roles including Chief Financial Officer, Chief Safety Officer, Chief Operating Officer, and Chief Legal Officer.

Ms. Millitz-Lee oversaw the implementation of myHR (Service Now), a case and solution management tool which transformed the way HR interacts and delivers services to the business.

Under Ms. Millitz-Lee’s leadership, HR programming continues to foster a diverse and inclusive corporate culture where all employees are valued and have equal access to opportunities. During 2019, Ms. Millitz-Lee and her team developed and launched the Step-Up Program, an initiative that highlights the need for Respect in the Workplace and Psychological Safety, successfully delivering it to approximately 1,800 employees across Hydro One’s lines of business. Wellness and mental health awareness, through enterprise-wide communication campaigns and training, also continues to be a focus in helping the workforce identify and mitigate employee risk.

Hydro One’s progressive employment practices were recognized by leading HR organizations, with the team receiving an Electricity Human Resources Canada’s 2019 Award of Excellence, a Workplace Diversity and Inclusion Award and, for the fifth consecutive year, recognition from Forbes in its list of Canada’s Best Employers for 2020.

Jason Fitzsimmons Chief Corporate Affairs and Customer Care

Under Mr. Fitzsimmons’s leadership, Hydro One achieved higher customer satisfaction across both its transmission and distribution lines of business. Residential and small business customer satisfaction was the highest in a decade, at 86%, while commercial

Officer

and Industrial customer satisfaction increased to a record high of 79%, due to improved communication, service quality and advocacy on behalf of Hydro One’s customers. Customers were also more satisfied with Hydro One’s Customer Contact Centre. In 2019, the first full year of operation after insourcing the Customer Contact Centre, all key performance metrics remained at or near historic highs.

Mr. Fitzsimmons’ successfully led the Customer Care team to realize over $9 million in savings through more effective management, by introducing business process changes and by shifting customers to digital channels. Additionally, the team realized another $3 million in productivity savings by effectively promoting Hydro One’s e-Billing solution.

During the year, Mr. Fitzsimmons successfully enhanced Hydro One’s status as a trusted partner and advocate for its customers by introducing a new Power Factor Correction service, launching a new commercial and industrial customer portal, auto-enrolling over 388,000 customer in e-billing, and by providing dedicated account executives for large transmission and distribution customers.

In 2019, Mr. Fitzsimmons successfully led the Corporate Affairs team to strengthen Hydro One’s relations with the Province while also enhancing relations with Indigenous communities across the province by pursuing new business partnerships, introducing procurement workshops and increasing community investments.

Mr. Fitzsimmons and his team enhanced Hydro One’s status as a trusted brand, with improved “Overall Impressions of Hydro One” registered in annual survey work and a higher profile for the Company’s community investment strategy.

Hydro One’s progressive stakeholder engagement practices were recognized throughout the year, with the Company receiving the Canadian Electricity Association’s 2019 Continuous Performance Improvement Award in honour of Hydro One’s Indigenous procurement practices. Additionally, the Corporate Affairs team received two Achieving Communications Excellence Awards for community relations and issues management by the Canadian Public Relations Society.

Brad Bowness Chief Information Officer

Mr. Bowness successfully led the Information, Operations and Security Technology portfolio during 2019, delivering a stable information technology (“IT” and “OT”) environment and achieving a consolidated system availability of 99.93%. This accomplishment ensures critical business functions have the systems and technology available and running to support Hydro One’s power system, customers, metering infrastructure, and back office processes.

During 2019, Mr. Bowness established a high performance leadership team, hiring a new Chief Security Officer and new senior staff for Enterprise Architecture and Corporate Projects teams. Under his leadership, the physical and cyber security protection of Hydro One’s assets was strengthened, delivering key security initiatives that incrementally improved Hydro One’s Cyber Security Maturity external assessment score.

Mr. Bowness oversaw the construction and implementation of Hydro One’s Private Cloud Data Centre infrastructure, allowing for the complete virtualization of the company’s primary systems, which will help reduce costs and enable system flexibility in the future.

Mr. Bowness and his team delivered multiple enterprise productivity projects during the year ushering in a new generation of technology, deploying modern infrastructure, and digitally enabling the business. The team also surpassed a key milestone in Hydro One’s Distribution Modernization Operating Strategy by building out the network model in Hydro One’s Distribution Management System, allowing remote operations of the Company’s distribution system in areas of the province.

Throughout the year, Mr. Bowness continued to ensure the core elements of Hydro One’s corporate strategy were supported by the IT function. He and his team continued to bring value to the business through the support of technology implementations such as ‘MyHR’ case management, as well as the successful delivery of transformative, foundational projects such as the Enterprise Drawing Management.

   Note:

Under the requirements of the executive compensation framework, Messrs. Poweska and Lopez, and Ms. Millitz-Lee receive STIP awards capped at 100% of target award. To adhere to this requirement the total STIP payout has been limited to 100% of target (though individual and corporate achievement can be independently over 100%).

  (iii)    STIP Decision Summary

The following summarizes the STIP payout for each NEO considering the corporate and individual performance as approved by the HRC and Board.

NEO / Principal Position	STIP Target(1) (%)	STIP Target(2) ($)	Corporate Achievement(3) (%)	Individual Achievement(3) (%)	STIP Payout(3) ($)	STIP Payout as a % of Target(3)
Mark Poweska President & CEO	100	328,767	113.74	144.00	328,767	100.00

Chris Lopez Chief Financial Officer	80	320,000	113.74	140.00	320,000	100.00

Saylor Millitz-Lee Chief Human Resources Officer	50	159,466	113.74	108.00	159,466	100.00

Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer	40	148,000	113.74	126.00	171,964	116.19

Brad Bowness Chief Information Officer	40	126,000	113.74	100.00	139,850	110.99

    Notes:

(1)	Incentive target as of December 31, 2019.
(2)	Aggregate target incentive award for 2019 (reflecting time with the organization and promotions where applicable).

(3)

Under the requirements of the executive compensation framework, Messrs. Poweska and Lopez, and Ms. Millitz-Lee receive STIP awards capped at 100% of target award. To adhere with this requirement the total STIP payout has been limited to 100% of target

(iv)    Long-Term Incentive Decisions for 2019

In 2017, the then Board set Hydro One Limited three-year average EPS performance measures and dividend rate modifier for the 2017 PSU grants made under the Hydro One Limited’s former equity-settled LTIP as outlined below. These targets were based on the adjusted net income targets of the 2017 to 2019 business plan. To establish the performance levels (threshold, target, and exceeds) corresponding to the performance multipliers, management provided the HRC with modeling of a broad range of scenarios to demonstrate the rigour and stretch embedded in the performance levels.

Consistent with the STIP, the HRC recommended and the Board deemed it appropriate by Hydro One Limited to approve an adjustment for the break fees associated with the proposed Avista Corporation acquisition impacting net income (by $140 million in 2019, $29 million in 2018, and $36 million in 2017). In addition, an adjustment for the OEB deferred tax asset decision (which reduced net income by $867 million in 2018) was also approved. Without these adjustments, the payout for the 2017 PSUs would have been zero. These adjustments were made to ensure that employees participating in the incentive compensation programs were rewarded for performance of the business under their reasonable control.

Over the 2017 to 2019 performance period, Hydro One Limited’s three-year average adjusted EPS was $1.35 resulting in a performance multiplier of 200% for the 2017 PSU grants. Since the 12 month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2017 PSUs was 100%. These results reflect Hydro One Limited’s strong financial performance from 2017 to 2019.

2017 PSU Performance Measures	Threshold	Target	Exceeds	Actual Achievement
Performance Multiplier	50%	100%	200%	200%
3-year average adjusted EPS	$1.15	$1.22	$1.32	$1.35

2019 Long-Term Incentive Grants Awarded

As previously described, in order to comply with the new executive compensation framework, Hydro One Limited changed its LTIP from a share based plan to a cash-settled performance plan. The performance measures for this new plan of Hydro One Limited (in which employees of Hydro One are allowed to participate) consist of a three-year average EPS measure with a dividend rate modifier (similar to the former LTIP grants) and a three-year productivity measure.

Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the organization. All known and anticipated quantifiable productivity improvements are included in the business plan with clear accountabilities for delivering the anticipated savings. The three year productivity targets align directly with the productivity commitments presented in the approved 2019 to 2024 business plan which also underpins the 2020 to 2022 transmission rate filing application.

LTIP grants awarded to the NEOs in 2019 are outlined below.

NEO	Share-based Awards Value(1) ($)	Option-based Awards Value(1) ($)	Cash-settled Awards Value(2) ($)	Total Grant Value ($)

Mark Poweska	0	0	500,000	500,000

Chris Lopez	0	0	400,000	400,000

Saylor Millitz-Lee	0	0	315,000	315,000

Jason Fitzsimmons	0	0	314,500	314,500

Brad Bowness	0	0	267,750	267,750

Notes:

(1)    No share-based or option-based awards were granted in 2019.

(2)    The value of the cash-settled LTIP does not appear on the summary compensation table in 2019, as the grant will not vest until 2022.

III.      Compensation Details

Summary Compensation Table

The following table sets out the compensation earned by the NEOs for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, as applicable. All share based and option based amounts noted below are settled in common shares of Hydro One Limited.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary(1) ($)	Share based awards(2) ($)	Option based awards(2) ($)	Annual incentive Plans(3) ($)	Long term incentive Plans(4) ($)	Pension Value(5)(6) ($)	All other compensation(7)(8) ($)	Total Compensation ($)
Mark Poweska President and CEO	2019	328,767	N/A	N/A	328,767	N/A	18,230	1,500	677,264
	2018	–	–	–	–	–	–	–	–
	2017	–	–	–	–	–	–	–	–

Chris Lopez Chief Financial Officer	2019	400,000	N/A	N/A	320,000	N/A	33,455	155,575	909,030
	2018	320,585	266,513	N/A	655,852	N/A	28,612	125,808	1,397,370
	2017	310,170	255,110	N/A	162,678	N/A	19,903	5,064	752,925

Saylor Millitz-Lee	2019	332,739	N/A	N/A	359,466	N/A	28,156	10,437	730,798

Name and Principal Position	Year	Base Salary(1) ($)	Share based awards(2) ($)	Option based awards(2) ($)	Annual incentive Plans(3) ($)	Long term incentive Plans(4) ($)	Pension Value(5)(6) ($)	All other compensation(7)(8) ($)	Total Compensation ($)
Chief Human	2018	280,000	210,112	N/A	141,565	N/A	22,337	8,433	662,447
Resources Officer	2017	234,931	112,520	N/A	93,681	N/A	13,442	2,019	456,593

Jason Fitzsimmons	2019	370,000	N/A	N/A	171,964	N/A	31,703	12,331	585,998
Chief Corporate	2018	298,616	314,418	N/A	158,384	N/A	23,265	8,945	803,628
Affairs and Customer Care Officer	2017	243,767	107,912	N/A	95,157	N/A	16,240	4,835	467,911

Brad Bowness	2019	315,000	N/A	N/A	139,850	N/A	79,449	9,971	544,270
Chief Information Officer	2018	285,359	206,186	N/A	138,282	N/A	90,970	6,629	727,426
	2017	269,342	192,545	N/A	105,948	N/A	87,909	4,077	659,821

Paul Dobson(9)	2019	248,219	N/A	N/A	248,219	N/A	34,892	744,658	1,275,988
Acting Chief Executive	2018	503,013	2,549,856	449,995	1,507,168	N/A	28,384	0	5,038,416
Officer/Chief Financial Officer	2017	-	-	-	-	-	-	-	-

Notes:

(1)

Base salaries presented are actual amounts earned for fiscal years 2017, 2018, and 2019, as applicable. 2019 base salary for Mr. Poweska reflects time worked in 2019 (May 6 to December 31, 2019). 2019 base salary for Mr. Dobson reflects time worked to his date of resignation (May 31, 2019).

(2)	No share or option based awards were granted in 2019.
(3)

The short-term incentive awards are attributed to the noted financial year, are based on a percentage of base salary, and are paid following approval of performance multipliers by the Board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Messrs. Poweska and Lopez elected to take 20% and 50% respectively of their award in management DSUs. In the third quarter of 2018, the organization entered into a retention arrangement with Ms. Millitz-Lee. Under the retention agreement, in 2019, Ms. Millitz-Lee received a payment in the amount of $200,000. In 2018, Mr. Lopez received two retention/recognition payments totalling $450,000.

(4)

In 2019, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary. The actual payout for these awards at the time of vesting will be based on a two performance metrics (3-year average EPS and 3-year productivity). The value of the cash-settled LTIP does not appear on the summary compensation table in 2019, as the grant will not vest until 2022.

(5)

Mr. Bowness is currently the only NEO participating in the DBPP. The pension value includes a combination of annual current service cost as well as the past service impact of other compensating amounts. The DBPP provides a benefit, in respect of years of service up to 35, which is based on each plan member’s highest average earnings at the time of his/her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. Effective December 1, 2016, earnings used for the highest average earnings calculation are capped at $350,000. Beginning on January 1, 2018, and each year thereafter, the $350,000 earnings limit is increased by the change in the Consumer Price Index (Ontario).

(6)

The pension value for NEOs participating in the DCPP reflect the employer contributions made to the pension plan and supplemental plan during 2019. These values do not reflect the employee contributions nor the investment gains/losses for fiscal year 2019.

(7)

All active NEOs participate in the Management ESOP. Amounts include only the employer contributions to the Management ESOP for all NEOs other than Mr. Lopez. Mr. Lopez’s amount reflects travel and accommodation benefits (in the amount of $143,243) provided under his previously established employment arrangements and is considered a taxable benefit, and $12,332 in respect of employer contributions to his Management ESOP.

(8)

None of the NEOs, aside from Mr. Lopez as highlighted in note 7 above, is entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary

(9)

Mr. Dobson received two pro-rated payments at time of resignation, for short-term and long-term incentive awards, in respect of the time worked in 2019, and in accordance with his retention agreement. The pro-rated payment in respect of his long-term incentive award is reflected above in the all other compensation column. In 2018, Mr. Dobson received the following make-whole awards in recognition of the estimated STIP and LTIP values forfeited from his previous employer:

•	a one-time cash payment of $550,000, and
•

a one-time award of 2018 RSUs equivalent to $1,199,933 (reflecting 58,080 units); 33% vested on February 28, 2019, and 67% vested and ceased to accrue dividend equivalents on May 31, 2019, his resignation date and they were surrendered in exchange for cash payments to be received in accordance each grant’s original vesting schedule.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding option and share-based awards for the NEOs and based on Hydro One Limited’s share price at close on December 31, 2019(1):

	Option-based Awards(2)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested(3) (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(4)(5) ($)
Mark Poweska	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Lopez	N/A	N/A	N/A	N/A	14,061	352,650	451,422
Saylor Millitz-Lee	N/A	N/A	N/A	N/A	11,085	278,012	N/A
Jason Fitzsimmons	N/A	N/A	N/A	N/A	16,686	418,485	N/A
Brad Bowness	N/A	N/A	N/A	N/A	10,878	272,820	N/A
Paul Dobson	217,810	20.66	28-Feb-25	962,720	0	0	1,465,744

Notes:

(1)	The closing price of Hydro One Limited’s shares was $25.08 on December 31, 2019.
(2)

No option-based awards were awarded in 2019. The Board granted option-based awards in 2018. The number of options granted was determined using a March 1, 2018 share price of $20.66 reflecting a valuation of 10% (rather than the calculated Black Scholes value of approximately 8.0%). All of Mr. Dobson’s options vested upon his resignation on May 31, 2019, and are exercisable until February 28, 2025.

(3)	Amounts include all unvested RSUs and PSUs granted in 2018, including dividend equivalents. The amounts assume PSUs vest at target.
(4)	Mr. Lopez’s total represents the value of short-term incentive awards he voluntarily elected to receive as management DSUs and the dividend equivalents earned as additional management DSUs.
(5)

Mr. Dobson’s RSUs vested and ceased to accrue dividend equivalents on May 31, 2019, his resignation date, and they were surrendered in exchange for cash payments to be received in accordance with each grant’s original vesting schedules. The value above is based on the share price at time of vesting on May 31, 2019.

Outstanding Cash-settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2019:

Name	Grant Year	Grant Value ($)	Vesting Schedule	Current Value(1) ($)
Mark Poweska	2019	500,000	2/28/2022	500,000
Chris Lopez	2019	400,000	2/28/2022	400,000
Saylor Millitz-Lee	2019	315,000	2/28/2022	315,000
Jason Fitzsimmons	2019	314,500	2/28/2022	314,500
Brad Bowness	2019	267,750	2/28/2022	267,750

Note:

(1)

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to Hydro One Limited’s share price. The actual value at the end of the performance period will depend on the level of achievement of the 3-year average EPS and 3-year productivity performance metrics. Consistent with the requirements of the new executive compensation framework, for EVPs and above cash LTIP payouts are capped at 100% of target.

Incentive plan awards – value vested or earned during the year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – value earned during the year(4) ($)
Mark Poweska	N/A	N/A	328,767
Chris Lopez	N/A	724,060	320,000
Saylor Millitz-Lee	N/A	208,766	359,466
Jason Fitzsimmons	N/A	200,314	171,964
Brad Bowness	N/A	357,315	139,850
Paul Dobson	962,720	1,930,016	248,219

Notes:

(1)

The Board granted option-based awards to the ELT in 2018. All of Mr. Dobson’s options vested upon his resignation on May 31, 2019, as per the terms of his retention agreement, and are exercisable until February 28, 2025.

(2)

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes PSUs and RSUs granted in 2017 (vested December 31, 2019), in addition to the value of management DSUs granted in February 2019 in relation to the 2018 short-term incentive award payment. For all NEOs except Mr. Dobson, the values above are based on the share price at the time of vesting on December 31, 2019.

(3)

Mr. Dobson’s 2018 RSUs and PSUs vested on May 31, 2019, and were surrendered in exchange for cash payment upon his resignation . The 2018 RSUs will pay out in three separate payments, in accordance with the grant’s original vesting schedule and in accordance with U.S taxpayer rules. The amount above reflects the value of Mr. Dobson’s 2018 PSUs on May 31, 2019. The first portion of RSUs vested on February 28, 2019, and the remaining two portions of RSUs vested on May 31, 2019.

(4)

This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs. Mr. Dobson’s award was pro-rated to his May 31, 2019 resignation date. Ms. Millitz-Lee’s award includes a $200,000 retention payment.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental Plan as at December 31, 2019(1):

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end(2) ($)
Mark Poweska	0	18,230	18,744
Chris Lopez	49,971	33,455	94,050
Saylor Millitz-Lee	35,484	28,156	70,683
Jason Fitzsimmons	42,631	31,703	83,607
Paul Dobson(3)	27,527	34,892	29,632

Notes:

(1)	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after tax amounts contributed to the prior non-registered savings plan.
(2)	Includes the employer contributions, and investment gain/losses during 2019.
(3)	Mr. Dobson’s supplemental account was paid out in 2019 following his resignation.

The following table summarizes the pension information for the NEO participating in the Hydro One DBPP as at December 31, 2019:

		Annual Benefits Payable
Name	Number of Years of Credited Service #	At Year End(1) ($)	At Age 65(1) ($)	Opening Value of Defined Benefit Obligation(2) ($)	Compensatory Change ($)	Non- Compensatory Change(3) ($)	Closing Value of Defined Benefit Obligation(4) ($)
Brad Bowness	15.6	90,614	203,518	1,436,905	79,449	480,503	1,996,857

Notes:

(1)

Annual benefits payable at year end were determined using highest three or five year average earnings, as applicable, and credited service at December 31, 2019. Annual benefits payable at age 65 were determined by using highest three or five year average earnings, as applicable, at December 31, 2019, and expected credited service at age 65.

(2)

The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2018. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2018 as disclosed in the notes to Hydro One Inc.’s 2018 consolidated financial statements, based on the actual earnings for 2018 and adjusted to reflect expected increases in pensionable earnings.

(3)

Value includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, the NEO’s own contributions and any other experienced gains and losses.

(4)

Equals the value of the projected pension earned for service to December 31, 2019. Represents the defined benefit service cost (the value of the projected pension earned during the year, net of NEO’s contribution to the plan) and the impact of any differences between actual increases in 2019 earnings and the actual assumptions used for the year. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2019 as disclosed in Hydro One Inc.’s 2019 consolidated financial statements.

Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)(4)	Termination without Cause following Change in Control (double trigger)(5)(6)	Termination with Cause
Severance	None	None	1.5x or 2x(4) aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends

Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited

Cash-Settled LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(8), in which case a pro-rata portion will vest	Continue to vest according to schedule	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

RSUs, PSUs, Options	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service (8), in which case a pro-rata portion will vest	Consequences depend on circumstances of change in control(7)	Award Forfeited

Benefits	Benefits end	Benefits end	Continue for up to 24 months(4)	Continue for up to 24 months	Benefits end

Notes:

(1)

The NEOs may voluntarily resign their employment at any time; Messrs Poweska and Lopez and Ms. Millitz-Lee are required to give 3 months notice. In the fourth quarter of 2018, the company entered into a retention arrangement with Mr. Lopez. Under the retention agreement if he resigns between March 31, 2020 and May 31, 2021, Mr. Lopez will receive:

i.	a pro-rated short term award for the fiscal year calculated at target reflecting the period of active service during the fiscal year;
ii.	a long-term incentive grant in 2020, and 2021, as long as Mr. Lopez remains in active employment through March 31st of each year, respectively;
iii.	accelerated vesting of all outstanding unvested long-term incentive grants,
iv.	accelerated vesting of outstanding 2018 PSUs (at 100% target performance) and 2018 RSUs, at the greater of the Hydro One closing share price on May 9, 2019 and the resignation date; and
v.	accelerated vesting of outstanding unvested cash-settled LTIP awards (at 100% of target performance).

However, in the event Mr. Lopez resigns pursuant to the terms of his retention agreement, no severance is payable.

(2)    All NEOs, with the exception of Ms. Millitz-Lee, are considered to have ‘retired’, under the former LTIP and the cash settled LTIP if the retirement has been approved by the Board, the NEO complies with such conditions as the Board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with such transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. The Board has applied its discretion to allow Ms. Millitz-Lee to retire for purposes of LTIP awards after age 55 with three months of notice. In the event of her retirement, her 2018 RSUs and PSUs will continue to vest according to schedule but will be paid out at the greater of the Hydro

One Limited’s closing share price on June 14, 2019 and the vesting date (and PSUs will be at greater of 100% target performance and actual performance). In the event of her retirement, her 2019 cash-settled LTIP award valued at no less than target value as of June 14, 2019. For purposes of the STIP, NEOs are considered to have retired if they have reached age 55, achieved the age and service eligibility criteria for an undiscounted early retirement pension under the acceptable defined pension plan or such lesser age and service threshold as the Board determines.

(3)    Mr. Lopez and Ms. Millitz-Lee are entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination with cause or re-employment. Hydro One does not ascribe a value for benefits continuation.

(4)    The payout multiplier for Messrs. Poweska and Fitzsimmons is 2x and the payout multiplier for Mr. Lopez and Ms. Millitz-Lee is 1.5x. For all NEOs other than Mr. Bowness, benefits will continue for 24 months. Mr. Bowness does not have contractual severance entitlements. Upon termination without cause, he will receive notice or pay in lieu of notice in accordance with applicable employment standards legislation and common law.

(5)    Treatment only applies to termination by the Company without cause or in the case of Mr. Poweska in the case of resignation for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment by Hydro One. For Mr. Poweska “good reason” is defined as a material change in title, responsibilities, authority or “status”; a material change in base pay or a material change in STIP or LTIP target opportunity without the opportunity for alternative compensation.

(6)    A ‘change in control’ will occur in the following circumstances:

a.	more than 50% of the outstanding voting securities of Hydro One Limited are acquired;
b.	all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred other than to a wholly owned subsidiary;
c.	an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
d.

individuals who, at the beginning of any two-year period constitute the Board, cease to constitute a majority of the Board during such two-year period excluding any individuals whose service ceased due to death;

e.	pursuant to its rights in the governance agreement, the Province replaces the entire Board (other than the President and CEO) and, in its discretion, the chair of the Board;
f.	a change is made to an Ontario law or regulation that:
i.

both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One Limited or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

g.	the Board passes a resolution confirming that a change in control has occurred.
(7)	If within 24 months following a change in control, the executive’s employment is terminated by the Company without cause, then, without any action by the plan administrator:
i.

If the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control, noted in footnote (6) above, the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii.

if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted in footnote (6) above, the Affected Awards shall vest and become realizable or payable as of the termination date, and for this purpose any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and each such Affected Award that is an option or share appreciation right shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

(8)

If a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the Company or its reputation, a pro rata portion of the participant’s awards will vest.

The table below shows the incremental amounts that would become payable to the NEOs, if such events had occurred on December 31, 2019.

Name	Resignation(2) ($)	Retirement(2) ($)	Termination Without Cause(3) ($)	Termination Without Cause after Change in Control (double trigger) ($)	Termination with Cause ($)
Mark Poweska	0	0	2,000,000	2,500,000	0
Chris Lopez	0	0	944,265	1,696,915	0
Saylor Millitz-Lee	0	0	787,500	1,380,512	0
Jason Fitzsimmons	0	0	1,023,670	1,338,170	0
Brad Bowness(1)	0	0	N/A	267,750	0

Notes:

(1)	Mr. Bowness’ entitlements in the event of a termination by the Company without cause will be determined in accordance with applicable employment standards legislation and common law.
(2)	Hydro One does not ascribe a value for benefits continuation.
(3)

Severance payments are calculated based on annualized base salary and the target short-term incentive as of December 31, 2019. The payout multipliers for the NEOs are as follows: 2x for Messrs. Poweska and Fitzsimmons, and, 1.5x for Mr. Lopez and Ms. Millitz-Lee. The Company does not ascribe a value for benefits continuation.

Paul Dobson resigned effective May 31, 2019. In accordance with the terms of his retention agreement, he received a pro-rated payment of his short-term incentive award ($248,219) and received a payment in lieu of a long-term incentive award for the time worked in 2019 ($744,658). His 2018 RSUs and PSUs vested on May 31, 2019 and were surrendered for cancellation in exchange for cash payments which will be made in accordance with the grants’ original vesting schedule. The value of the payouts will be calculated at the greater of $19.41 per share and the share price on the original vesting date, as adjusted to reflect the greater of the Canadian to U.S. dollar exchange rate on May 31, 2019 and the applicable original vesting date.

IV.	Director Compensation

The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and be reimbursed for all expenses incurred in fulfilment of their duties, including travel expenses.

On August 15, 2018, the Province passed the Hydro One Accountability Act, which required the board of directors of Hydro One Limited to establish a new executive compensation framework for the board of directors, President and CEO, and other executives by no later than February 15, 2019. On February 21, 2019 pursuant to the Hydro One Accountability Act, the Province issued a directive to Hydro One setting out certain compensation-related requirements when developing its new board and executive compensation framework. Prior to our new executive compensation framework being approved by the Management Board of Cabinet, director compensation was set at $260,000 for the chair, $160,000 for all other directors and committee chairs received an additional $20,000 retainer. Directors were paid at this compensation level until the Province determined the current director compensation framework on March 7, 2019.

The chart below sets out the directors’ compensation, effective March 7, 2019 which is set by the directive:

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	60,000	60,000	120,000
Other director	40,000	40,000	80,000
Committee chair	42,500	42,500	85,000
No meeting attendance fees

The Company’s director compensation and expense policy applies to non-employee directors. The President and CEO does not receive any separate compensation for his service on the Board.

Hydro One has adopted a non-employee director DSU plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. Directors are required to receive 50% of their annual director retainer as an equity component in the form of DSUs. They may elect to be paid up to 100% of the cash component in the form of director DSUs. A director DSU is an award that entitles the participant to receive an amount equivalent to the value of a common share at settlement following termination of service with Hydro One Limited and its subsidiaries. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on Hydro One Limited’s common shares. Board committee chairs can choose to take their annual committee chair retainer in cash or equity. As determined by the Hydro One Accountability Act, the maximum total compensation for the Board may be adjusted annually by the lesser of the rate of Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees.

Non- Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of Hydro One Limited’s shareholders and directors are better aligned when directors hold a significant investment in Hydro One. The corporate governance guidelines require directors who are non-employees of Hydro One to retain a minimum holding of Hydro One Limited’s common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of his or her appointment to the Board.

The ownership requirement for directors is as follows:

Chair	$360,000

Other Directors	$240,000

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the Board. All directors are on track to meeting their share ownership requirements. Mr. Woods is required to hold his DSUs until July 31, 2020.

For 2019, the nominated directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes their equity ownership, including dividends rounded to the nearest whole number, as at March 20, 2020 and their holdings for the previous year. The value of director holdings is calculated using the closing price of Hydro One Limited’s common shares on the TSX on December 31, 2019 which was $25.08.

	Equity Ownership March 20, 2020		Equity Ownership March 22, 2019		Net Change		Market Value December 31, 2019 ($)	Share Ownership requirement(1)	Year to meet share ownership requirement
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs
Cherie Brant	n/a	3,701	n/a	1,525	n/a	2,176	92,818	0.3	2024
Blair Cowper-Smith	n/a	4,076	n/a	1,716	n/a	2,360	102,233	0.4	2024
David Hay	n/a	3,701	n/a	1,525	n/a	2,176	92,818	0.3	2024
Timothy Hodgson	n/a	4,037	n/a	1,525	n/a	2,512	101, 245	0.3	2024
Jessica McDonald	n/a	3,701	n/a	1,525	n/a	2,176	92,818	0.3	2024
Russel Robertson	n/a	3,768	n/a	1,525	n/a	2,243	94,496	0.3	2024
William Sheffield	99	8,018	99	3430	0	4,588	203,591	0.7	2024
Melissa Sonberg	n/a	7,402	n/a	3,050	n/a	4,352	185,635	0.7	2024
Susan Wolburgh Jenah	2,143	n/a	n/a	n/a	n/a	n/a	53,746	0.2	2026

Note:

(1)

Total as a multiple of the share ownership requirement (“SOR”). The status under the share ownership requirements (the multiple) is calculated by dividing the directors’ total value of Hydro One Limited’s common shares and director DSUs as of December 31st of the relevant year (based on the acquisition cost of Hydro One Limited’s common shares and the original grant value of director DSUs) by the amount of the annual retainer.

Director Compensation Table

The following table provides a summary of the compensation earned by non-employee directors of Hydro One for the year ended December 31, 2019. Mr. Poweska is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed in the NEO section on pages S-29 to S-46. He does not receive any additional compensation for his services as a director.

Total Compensation					Form of Payment(1)
Name	Board Retainer(1) ($)	Committee Chair Fees ($)	Travel Fees(2) ($)	Total Fees(3) ($)	Received as Cash ($)	Value Received as Director DSUs(4) ($)	Director DSU Component of Total Compensation(5) (%)
Cherie Brant	94,444	-	-	94,444	47,222	47,222	50
Blair Cowper-Smith	94,444	7,708	-	102,152	51,076	51,076	50
Anne Giardini	94,444	7,708	2,500	104,652	49,722	54,930	52
David Hay	94,444	-	-	94,444	47,222	47,222	50
Timothy Hodgson(6)	111,074	-	-	111,074	55,537	55,537	50
Jessica McDonald	94,444	-	3,000	97,444	50,222	47,222	50
Russel C. Robertson	94,444	3,228	-	97,672	48,836	48,836	50
William Sheffield(7)	94,444	4,480	-	98,924	-	98,924	100
Melissa Sonberg	94,444	7,708	1,000	103,152	8,708	94,444	91
Susan Wolburgh Jenah(8)	-	-	-	-	-	-	-
ThomasWoods(9)	95,386	-	-	95,386	-	95,386	100

Notes:

(1)	From January 1, 2019 to March 6, 2019 directors were compensated at pre-Hydro One Accountability Act rates.
(2)

Travel fees were paid to directors prior to March 7, 2019 the date on which the new executive compensation framework came into effect. Directors were paid a travel fee as follows: 1 to 3.5 hours $500, 3.5 to 6.5 hours or crossing an international border $1500, greater than 6.5 hours $2,500.

(3)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, committee chair retainer and travel fees payable in cash.
(4)	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
(5)	Excludes travel fees in the calculation.
(6)	Following Mr. Hodgson’s appointment as Board chair on August 1, 2019, his compensation changed to reflect his position.
(7)	Mr. Sheffield received audit committee chair fees until Mr. Robertson assumed the role on May 9, 2019.
(8)	Ms. Wolburgh Jenah was appointed to the Board effective January 1, 2020 and did not receive compensation in 2019.
(9)	Mr. Woods was compensated for his service until he stepped down from the Board on July 31, 2019.